

February 4, 2013

Via Email

Mark A. Neporent, Esq.
Chief Operating Officer, General Counsel and Sr. Managing Director
Cerebus Capital Management, L.P.
875 Third Avenue
New York, New York 20022

> **Re: Supervalu Inc.**
> **Schedule TO-T**
> **Filed by Cerebus Capital Management, L.P. et al.**
> **Filed on January 25, 2013**
> **File No. 005-30924**

Dear Mr. Neporent:

        We have reviewed your filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide a response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have signed the Schedule TO on behalf of all of the offerors. The signature page of the Schedule TO, however, also identifies Craig Court, G.P. as an authorized signatory. Please confirm for us, with a view toward revised disclosure, that you are authorized to sign the Schedule TO on behalf of each offeror. To the extent necessary, please file the evidence of such authority with an amendment to the Schedule TO. See the Instruction to Signature, Exchange Act Rule 14d-100.

2.   Please advise us, with a view toward revised disclosure, whether or not Craig Court G.P. should be identified as an additional co-bidder for this tender offer. Please refer to Exchange Act Rule 14d-1(g)(2) as well as the following interpretive guidance available on our website which outlines the circumstances under which additional parties may be deemed bidders:
        http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Item 10 of SC TO | Summary Term Sheet | Source and Amount of Funds

3. We noticed that the bidders have concluded that their financial condition is immaterial. We further note that the bidders do not qualify to claim the safe harbor in Instruction No. 2 to Item 10 of Schedule TO. Given the disclosure that the Purchaser (as defined in your filing) has only obtained "commitments" from the Equity Investors (as defined in your filing), the creditworthiness of the bidders may be a valid consideration for security holders when making their investment decision. For example, security holders need to be able to judge the likelihood that the referenced funds will be available to consummate the purchase of tendered shares and evaluate whether they wish to continue as investors in an issuer where a potentially influential minority position exists. Advise us, with a view towards revised disclosure, what consideration has been given to disclosing the bidders' net worth, major assets and their value, interest rates on any debt, and intended sources and alternative sources of funds to assist the Equity Investors in earning a return.

4. Advise us, with a view toward revised disclosure, whether a material change will be deemed to have occurred within the meaning of Rule 14d-3(b)(1) when the Equity Investors provide the funds necessary to purchase all securities tendered. In preparing your response and/or revised disclosure, please explain the extent to which the capital commitments are enforceable and whether shareholders should be reassured by their existence.

Section 1. Terms of the Offer

5. The offer states that determinations as to the validity and acceptance of all tenders "shall be final and binding." Similar language appears elsewhere in the offering document. Please revise here and elsewhere in the offering document to indicate that shareholders may challenge your determinations in a court of competent jurisdiction.

Section 7. Certain Information Concerning the Company

6. We noticed the disclosure that "None of Purchaser, AB Acquisition, Albertson's LLC or Cerebus…take any responsibility for the accuracy or completeness of the Projections…" While we recognize the preference of these parties to include cautionary language, and understand that the referenced projections relate to the anticipated performance of the subject company, the information has been reproduced in an offering document signed by the bidders. The cited disclaimer is inconsistent with the signature and otherwise serves as an attempt to waive any liability for inclusion of the information. Please revise to remove this language, or advise.

7.   Advise us, with a view toward revised disclosure, what consideration has been given to ensuring that the presentation of the financial projection information complied with the regulatory provisions governing non-GAAP financial measures. Refer to Regulation G and Item 10(e) of Regulation S-K.

Section 15. Certain Conditions to the Offer

8.   The conditions have been described as ongoing rights that may be asserted at any time from time to time. Please revise to expressly indicate that all conditions to the offer, other than those of which may be dependent upon the receipt of government approvals, will be satisfied or waived prior to the Expiration Date of the exchange offer.

9.   The disclosure represents that the failure to exercise any of the rights "shall not be deemed a waiver of the rights." Please confirm that the offeror(s) understand that to the extent an offer condition has been triggered and the offeror(s) elect(s) to proceed with the exchange offer without reacting to the triggered condition by amending to disclose whether the condition will be asserted or waived, that our interpretation of the failure to exercise the right is tantamount to waiver of the condition.

10.   The offer conditions stipulate that they may be raised or asserted by the bidders "regardless of the circumstances giving rise to any such conditions." We have no objection to the inclusion of offer conditions provided that they are objectively determinable.   Please revise to remove the implication that the offer could be considered illusory and in contravention of Exchange Act Section 14(e) because action or inaction by the bidders may result in the terms of a condition being met. For additional guidance, please refer to Section II. B. of Exchange Act Release 43069 (July 31, 2000).

11.   The disclosure indicates that "[w]e will not be required to extend the Offer beyond the Outside Date." Please reconcile this disclosure with the applicable requirements under the federal securities laws that mandate the tender offer remain open following certain material changes.

*   *   *

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 if you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:

Stuart D. Freedman, Esq.
Robert B. Loper, Esq.
John M. Pollack, Esq.
Schulte, Roth and Zabel LLP
919 Third Avenue
New York, New York 10022